GREAT BASIN GOLD LTD.

CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	December 31
	2005	2004
	(unaudited)

Assets

Current assets
Cash and equivalents	$21,274,259	$17,199,548
Amounts receivable	153,457	242,498
Investments (note 5(c))	345,000	271,000
Prepaid expenses	72,100	126,175
	21,844,816	17,839,221

Reclamation deposits (note 5(a))	64,668	64,668
Mineral property interests (note 5)	98,630,000	98,630,000

	$120,539,484	$116,533,889

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$1,297,336	$752,166

Future income taxes (note 8)	18,997,000	18,997,000

Shareholders' equity
Share capital (note 6)	159,719,515	143,341,453
Warrants (note 6(d))	–	11,360,000
Contributed surplus (note 6(f))	4,535,073	4,531,055
Deficit	(64,009,440)	(62,447,785)
	100,245,148	96,784,723
Nature of operations (note 1)
Commitments (note 5)
Contingencies (note 5(a))
Subsequent events (note 10)

	$120,539,484	$116,533,889

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2005	2004

Expenses
Conference and travel	$19,427	$97,906
Exploration (schedule)	777,300	1,407,014
Exploration - stock-based compensation (note 6(c))	3,141	222,670
Financial advisory and finders' fees	–	143,322
Foreign exchange	171,874	(111,382)
Interest and other	(114,135)	(123,045)
Legal, accounting and audit	64,106	63,077
Office and administration	299,168	174,703
Shareholder communications	79,974	44,275
Office and administration - stock-based compensation (note 6(c))	877	86,377
Trust and filing	66,773	184,438
Loss before the following	$1,368,505	$2,189,355
Loss on sale of investments	193,150	–

Loss for the period	$1,561,655	$2,189,355

Basic and diluted loss per share	$(0.02)	$(0.03)

Weighted average number of common shares outstanding	91,074,490	81,917,658

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian dollars)
	Three months ended March 31
	2005	2004
Deficit, beginning of period	$(62,447,785)	$(55,881,048)
Loss for the period	(1,561,655)	(2,189,355)

Deficit, end of the period	$(64,009,440)	$(58,070,403)

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2005	2004

Cash provided by (used for):

Operating activities
Loss for the period	$(1,561,655)	$(2,189,355)
Items not involving cash:
Loss on disposal of investments	193,150	–
Non-cash stock-based compensation expense	4,018	309,047
Warrants received for property option agreement (note 5(c))	(345,000)	–
Changes in non-cash operating working capital:
Amounts receivable	89,041	581,540
Prepaid expenses	54,075	31,087
Accounts payable and accrued liabilities	545,170	(10,652)
	(1,021,201)	(1,278,333)
Investing activities
Proceeds on sale of investments	77,850	–

Financing activities
Common shares issued for cash, net of issue costs	5,018,062	4,385,330

Increase in cash and equivalents	4,074,711	3,106,997
Cash and equivalents, beginning of period	17,199,548	21,195,145

Cash and equivalents, end of period	$21,274,259	$24,302,142

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Burnstone	Ivanhoe	Other	Total

Exploration expenses, three months ended March 31, 2005
Assays and analysis	$48,845	$519	$3,047	$52,411
Drilling	413,911	–	–	413,911
Engineering	177,738	–	–	177,738
Environmental, socio-economic and land	84,925	1,297	–	86,222
Geological	200,485	858	51,562	252,905
Graphics	2,006	4,178	–	6,184
Property fees and exploration option payments	23,799	1,792	197	25,788
Site activities	79,889	14,919	4,291	99,099
Transportation	4,892	366	2,784	8,042
Proceeds on option agreements	–	–	(345,000)	(345,000)
	1,036,490	23,929	(283,119)	777,300
Stock-based compensation (note 6(c))	2,898	68	175	3,141
Incurred during 2005	1,039,388	23,997	(282,944)	780,441
Cumulative expenditures, December 31, 2004	18,519,661	22,908,651	(173,446)	41,254,866
Cumulative expenditures, March 31, 2005	$19,559,049	$22,932,648	$(456,390)	$42,035,307

Cumulative exploration expenditures, consist of :
Cumulative cash expenditures	$18,079,225	$22,745,685	$(467,791)	$40,357,119
Cumulative stock-based exploration	1,479,824	186,963	11,401	1,678,188
	$19,559,049	$22,932,648	$(456,390)	$42,035,307

Exploration expenses, year ended December 31, 2004
Assays and analysis	$199,979	$22,046	$3,414	$225,439
Drilling	4,368,621	133,946	–	4,502,567
Engineering	625,221	76,174	–	701,395
Environmental, socio-economic and land	84,237	39,210	–	123,447
Geological	1,208,134	83,253	34,998	1,326,385
Graphics	43,483	11,024	5,919	60,426
Property fees and exploration option payments	85,839	258,716	54,758	399,313
Site activities	286,888	62,950	3,995	353,833
Transportation	206,527	51,727	11,337	269,591
Proceeds on option agreements	–	–	(271,000)	(271,000)
	7,108,929	739,046	(156,579)	7,691,396
Stock-based compensation (note 6(c))	671,776	71,257	11,033	754,066
Incurred during 2004	7,780,705	810,303	(145,546)	8,445,462
Cumulative expenditures, December 31, 2003	10,738,956	22,098,348	(27,900)	32,809,404
Cumulative expenditures, December 31, 2004	$18,519,661	$22,908,651	$(173,446)	$41,254,866

Cumulative exploration expenditures, consist of :
Cumulative cash expenditures	$17,042,735	$22,721,756	$(184,672)	$39,579,819
Cumulative stock-based exploration	1,476,926	186,895	11,226	1,675,047
	$18,519,661	$22,908,651	$(173,446)	$41,254,866

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

1.

Nature of operations

Great Basin Gold Ltd. ("Great Basin" or the "Company") was incorporated under the laws of the  Province of British Columbia and its principal business activity is the exploration of mineral  property interests. The Company’s principal mineral property interests are the Ivanhoe Property  located in Nevada, United States of America, and the Burnstone Gold Property located in the  Republic of South Africa (note 5).

The Company is in the process of exploring its mineral property interests and has not yet  determined whether its mineral property interests contain economically recoverable mineral  reserves. The underlying value and the recoverability of the amounts shown for mineral property  interests are entirely dependent upon the existence of economically recoverable mineral reserves,  the ability of the Company to obtain the necessary financing to complete the exploration and  development of the mineral property interests, and future profitable production or proceeds from  the disposition of the mineral property interests.

2.

Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted  accounting principles. These consolidated financial statements include the accounts of the  Company and its wholly-owned subsidiaries. All material intercompany balances and transactions  have been eliminated.

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)	Short-term investments

Short-term investments include highly liquid investments with terms to maturity of three to twelve  months when purchased. Short-term investments are carried at the lower of cost plus accrued  interest and quoted fair market value.

(c)	Reclamation deposits

Reclamation deposits are recorded at cost.

(d)	Investments

Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted  market value. Investments where the Company has the ability to exercise significant influence are  accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company’s share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

(e)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Depreciation on equipment used directly on exploration projects is included in exploration expenses until the related property is placed into production.

(f)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

(g)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(h)	Foreign currency translation

All of the Company’s foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(i)	Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company's case, diluted loss per share is the same as basic loss per share as the effect of the outstanding options and warrants would be anti-dilutive.

(j)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate fair values due to their short term nature.

Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information and information about the financial instruments.

(k)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral property interests, determination of reclamation obligations and assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(l)	Segment disclosures

The Company operates in a single segment, being exploration of mineral properties within the geographic areas disclosed in note 9. Other than exploration expenses and mineral property acquisition costs, which are disclosed in the schedule of exploration expenses and in note 5 respectively, substantially all of the Company’s net expenses are incurred in Canada.

(m)	Stock-based compensation

The Company has a share option plan which is described in note 6(c). The Company records all stock-based payments granted on or after January 1, 2003 using the fair value method. In 2002, the Company accounted for stock-based compensation to employees by the settlement method whereby no compensation expense was recorded for options granted at the quoted market value and consideration received on exercise of stock options was recorded as share capital. Options granted to non-employees in 2002 were accounted for using the fair value method. Prior to 2002, all stock-based compensation was accounted for using the settlement method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

(n)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(o)	Asset retirement obligations

During the year ended December 31, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" ("HB 3110"). This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with a restatement of prior periods presented; however, the adoption of HB 3110 resulted in no changes to amounts previously presented.

(p)	Comparative figures

Certain of the prior periods’ comparative figures have been restated to conform with the presentation adopted for the current period.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

4.	Equipment

	March 31, 2005			December 31, 2004
		Accumulated	Net book		Accumulated	Net book
Equipment	Cost	depreciation	value	Cost	depreciation	value
Computer	$127,795	$127,795	$–	$127,795	$127,795	$–
Field	349,631	349,631	–	349,631	349,631	–
Office	300,678	300,678	–	300,678	300,678	–
	$778,104	$778,104	$–	$778,104	$778,104	$–

5.	Mineral property interests

	March 31	December 31
Mineral Property Acquisition Costs, net	2005	2004

Ivanhoe Property (note 5(a))	$3,945,348	$3,945,348
Burnstone Gold Property (note 5(b))	94,684,650	94,684,650
Casino Property (note 5(c))	1	1
Kirkland Lake Property (note 5(d))	1	1

	$98,630,000	$98,630,000

(a)	Ivanhoe Property
Elko County, Nevada, United States of America

	March 31	December 31
	2005	2004
Balance, beginning and end of the period	$3,945,348	$3,945,348

From 1997 to 1999, the Company acquired a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont") for consideration totaling US$5 million, 2.75 million common shares of the Company, and warrants to purchase 250,000 additional shares of the Company at $2.00 per share.

As part of the acquisition agreement, Newmont agreed to manage and complete an approved mine closure plan of the 1.1 square mile area of former mining operations already funded by US$4.5 million. The agreement provided that overruns would be funded 25% by Newmont and 75% by the Company up to a total overrun of US$1.5 million, and thereafter 75% by Newmont and 25% by the Company. The Company paid US$77,725 over the period 2000 to 2004 as its share of the overruns and anticipates paying a further US$40,000 to December 31, 2005.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement, with a term of up to four 20-year terms, provides for annual advance royalty payments of US$50,000 per year until 2017 and increases to US$55,000 per year from 2018 to 2037. The claims are subject to net smelter return royalties ranging from 2% to 5%.

In August 2002, the Company entered into Earn In and Joint Operating Agreements (the “Earn In Agreement”) with Hecla Ventures Corp. ("Hecla"), an affiliate of Hecla Mining Company. These agreements provide that Hecla will vest in a 50% working interest in the Hollister Development Block (“HDB”), which is a portion of the Ivanhoe Property, subject to a purchase royalty in favor of Great Basin, provided that Hecla funds a US$21.8 million two-stage advanced exploration and development program, or otherwise achieves commercial production from the HDB, and issues 4 million Hecla Mining Company share purchase warrants (the "Hecla Warrants") to Great Basin. In 2002, 2 million share purchase warrants exercisable at US$3.73 per share were issued by Hecla to the Company. Using an option pricing model, the fair value of the issued Hecla Warrants on the agreement date was included in Mineral Property Interests and was estimated to be $1,933,000.

One million Hecla Warrants are required to be issued to the Company upon Hecla proceeding to Stage 2 activities, and the remaining 1 million Hecla Warrants will be issuable upon the completion of Stage 2 and completion of the earn-in.

During 2003, the Hecla Warrants issued in 2002 were exercised into shares which were subsequently sold by the Company. The net proceeds of $6,312,426 received resulted in a gain of $4,379,426, which was reflected in the results of operations during 2003.

Concurrent with the issuance of the Hecla Warrants, the Company issued 2 million share purchase warrants (the "Great Basin Warrants") to Hecla. In 2002, 1 million share purchase warrants exercisable at Cdn$1.55 per share expiring on August 2, 2004 were issued by the Company to Hecla (note 6(d)). The fair value of the issued Great Basin Warrants on the agreement date was estimated to be $295,000 and was included in the cost of the Ivanhoe Property. Of the Great Basin Warrants issued, 250,000 warrants were exercised in January 2004 and the balance expired unexercised. The remaining 1 million Great Basin Warrants will be required to be issued in two tranches of 500,000 warrants per tranche concurrent with the issuance of the Hecla Warrants.

Since 2002, Hecla has conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. The program budget for Stage 1 was agreed in the Earn In Agreement to cost US$10.3 million, with work to be completed in the approximately 12 month period after the required work permits were issued. Such permits were issued in May 2004. Hecla commenced physical work on the site in October 2004. To vest its 50% working interest, Hecla must, upon completion of Stage 1, elect to proceed to Stage 2 within 60 days. Following such an election, the Stage 2 program of US$11.5 million is required to be completed over the ensuing 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the Hollister Development Block to the point of commercial production. Under the Earn In Agreement, Hecla would be the operator of the Stage 1 and Stage 2 work programs, and would continue as the operator should a positive production decision be made.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

The Earn In Agreement expires in August 2006. Hecla interprets the requirements of Earn In Agreement, insofar as its right to control the Earn In programs and budgets are concerned, differently than does the Company. The Company is of the position that Hecla has invalidly purported to amend the Earn In Agreement in a way that would combine, at least in part, the earn-in requirements of Stages 1 and 2. If accepted by the Company, such changes could result in an extended option period for Hecla to complete Stage 1 and corresponding uncertainty in regards to Hecla’s minimum commitment under the Earn In Agreement as well as for the requirements, timing of and costs to complete Stage 2.

On April 14, 2005 the Company was notified that Hecla has filed for a declaratory judgment in connection with the Earn In Agreement.. Hecla is seeking the Nevada court's declaration in regards to four matters, namely (a) a declaration that the 2004-2005 program and budget are effective notwithstanding the Company’s objections, (b) that the agreed program and budget attached to the Earn In Agreement has been superseded, (c) that all of Hecla’s expenditures will count towards in its Earn In requirements, and (d) that Hecla should be entitled to a six month extension of its Earn In term, until February 2, 2007. The Company will oppose Hecla’s application but the outcome is not determinable at this time.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

As at March 31, 2005, the Company had posted US$53,800 in reclamation deposits with the Bureau of Land Management ("BLM") in respect of exploration drilling on certain areas of the Ivanhoe Property. These deposits will be released by the BLM upon the conclusion of the exploration and related reclamation programs on these areas.

(b)	Burnstone Gold Property

Republic of South Africa

	March 31	December 31
	2005	2004

Balance, beginning of the year	$94,684,650	$26,722,743

Tranche Two:
Issuance of 11 million common shares at $2.98	–	32,780,000
Issuance of 5.5 million share purchase warrants	–	11,360,000
Finder's fees	–	125,040
Future income tax provision	–	23,696,867

Balance, end of period	$94,684,650	$94,684,650

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

On November 5, 2002, the Company entered into an option agreement (the "Option Agreement") with Southgold Exploration (Proprietary) Limited (“Southgold”) and the then shareholders of Southgold (the “Legacy Southgold Shareholders”) to purchase on a staged basis, up to 100% of Southgold. Southgold is a private South African company that at the time held rights to acquire a 100% interest in the Burnstone Gold Property covering approximately 265 square kilometers of the Witwatersrand goldfield in the Republic of South Africa, subject to a statutory requirement that a percentage of its equity or of the property be owned by Historically Disadvantaged South Africans (“HDSA”). In terms of South African mineral legislation, Southgold must achieve an HDSA ownership target of 15% by April 2009 and 26% by April 2014.

On signing the Option Agreement the Company paid US$1.25 million ($2,007,561) to the Legacy Southgold Shareholders and also agreed to conduct a US$1.5 million work program prior to April 30, 2003, which it completed. The Company exercised its option to purchase the shares of the Legacy Southgold Shareholders and completed the purchase of Southgold by making cash and Great Basin common share and share purchase warrant payments to the Legacy Southgold Shareholders in two staged tranches.

The mineral rights acquired from GFL and Randex (see (iii) below) constitute approximately 34% of the property under option. The remaining mineral rights are held under option with "old order" mineral right holders, the State, or Municipalities. The Company is in the process of converting the "old order" rights to "new order" rights. In the event that all mineral right options are exercised and the options are exercised at the end of each contract, the maximum cost to the Company would be approximately South African Rand ("ZAR") 56 million (approximately $11 million). The Company may elect to exercise certain of the options before the end of each contract, or not at all, depending on future exploration program results.

(i) Tranche One of the Southgold Option Agreement

On April 30, 2003, the Company exercised tranche one of the Option Agreement and acquired the right to 49% of the outstanding common shares of Southgold for payments totalling US$2 million ($2,768,990) cash and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. The shares were valued at their quoted market value and the warrants were valued at their estimated fair value. A finder’s fee, to a maximum of US$1 million, was payable as the Company acquired Southgold and made expenditures on the Burnstone Gold Property. This finder's fee totalling $1,258,154 was paid in 2003 and was included in acquisition costs.

The warrants were exercisable at US$0.75 for one year from the date of issuance and were subject to an accelerated expiry provision under certain circumstances. The warrants were exercised during 2003 by the Legacy Southgold Shareholders.

(ii) Tranche Two of the Southgold Option Agreement

On January 31, 2004, the Company exercised tranche two of the Option Agreement and issued 11 million Great Basin common shares and 5.5 million Great Basin share purchase warrants to acquire the remaining 51% of the shares of Southgold. The shares were valued at their quoted market value and the warrants were valued at their estimated fair value.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

The warrants were exercisable at US$0.75 for one year from the date of issuance and were subject to an accelerated expiry provision under certain circumstances. In January 2005, the 5.5 million share purchase warrants issued pursuant to this tranche were exercised by the warrant holders, for proceeds of approximately US$4.1 million.

The Great Basin shares issued to Legacy Southgold Shareholders pursuant to the two tranches discussed above are subject to a voting trust agreement, pursuant to which the holders have undertaken to vote with Great Basin management for a period of five years after April 30, 2003 or until they dispose of such shares in accordance with the Option Agreement, whichever is the sooner. Additional Great Basin shares may become issuable by Great Basin to the Legacy Southgold Shareholders depending on certain outcomes with respect to the Bankable Feasibility Study on the Burnstone Project (as discussed below). The Legacy Southgold Shareholders are entitled to nominate two members to the Board of Directors of the Company.

In accordance with the Option Agreement the Company also undertook:

(a)
to pay to the Legacy Southgold Shareholders in cash an amount equal to the consideration paid to Southgold by Tranter Investments (Proprietary) Limited (“Tranter”), a black economic empowerment (“BEE”) company, (or any other BEE entity selected by the parties to the Option Agreement) for the right to participate in the Burnstone Project, which amount would be not less than ZAR 15 million or 20% of the net present value of the Burnstone Project (determined by applying a discount rate of 9%), up to a maximum of ZAR 22.5 million;

(b)	to pay the following additional consideration to the Legacy Southgold Shareholders with respect to the Bankable Feasibility Study:

(i)
if the Bankable Feasibility Study on the Burnstone Project is completed at a cost of less than US$7.5 million the Company will issue to the Legacy Southgold Shareholders that number of common shares of the Company having a deemed value of US$1 per share that is equal to the difference between US$7.5 million and the actual cost of the Bankable Feasibility Study;

(ii)
if the Bankable Feasibility Study determines that the Burnstone Project has more than 3.5 million ounces of gold reserves, calculated in accordance with the Option Agreement, the Company will issue to the Legacy Southgold Shareholders 500,000 common shares of the Company for each 500,000 ounces of additional reserves, up to a maximum of 1.5 million shares of the Company; and

(iii)
if, at the date of the Bankable Feasibility Study, the full mine and mill operating costs per ounce of gold production at the Burnstone Project are less than or equal to US$150, the Company will issue to the Southgold Shareholders 500,000 common shares of the Company.

Prior to signature of the Option Agreement, Southgold entered into a joint venture agreement (the “Previous Tranter Agreement”) with Tranter, whereby Tranter was granted an option, exercisable on completion of a Bankable Feasibility Study, to acquire a 20% participating interest in the Burnstone Project.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

One of the objectives of the Previous Tranter Agreement was to ensure fulfillment by the Company of the BEE ownership requirements in relation to the Burnstone Project under South Africa’s new mineral tenure legislation, which require participation by BEE entities (such as Tranter) in mineral projects as a condition of ongoing security of mineral tenure. The Previous Tranter Agreement was subject to the satisfaction by Tranter of certain conditions by March 31, 2003, which conditions were not met and, consequently the Previous Tranter Agreement expired.

On April 19, 2005 Tranter, Southgold and the Company signed a heads of agreement (the “Heads of Agreement”), which created a new framework for the Company to fulfill the BEE ownership requirements in relation to the Burnstone Project. The Heads of Agreement set out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Southgold. Such interest shall be acquired at a consideration yet to be determined and the Company may provide certain financial assistance to Tranter in relation to the acquisition. Completion of the transaction is subject to a number of conditions precedent, including the negotiation of definitive agreements. Further details of the transaction will be released upon signature of the relevant definitive agreements.

In the light of the expiry of the Previous Tranter Agreement, the pending transactions envisaged in the Heads of Agreement, and the fact that a Bankable Feasibility Study has not yet been prepared in relation to the Burnstone Project, the Company is not currently in a position to determine whether any additional payments will be due to the Legacy Southgold Shareholders in accordance with the Option Agreement and, if so, the amount of such payments.

As Southgold had no material assets or liabilities other than its interest in the Burnstone Gold Property, the consideration given for the shares of Southgold, including the future income tax effects, was allocated to mineral property acquisition costs.

The fair values of the share purchase warrants were estimated on the date of the exercise of each tranche using a Black-Scholes option pricing model with the following assumptions:

	Tranche two	Tranche one
	January 31, 2004	April 30, 2003
Risk free interest rate	3%	3%
Expected life	1.0 years	1.0 years
Expected volatility	78%	85%
Expected dividends	nil	nil
Exercise price	US$0.75	US$0.75
Market price	C$2.98	C$1.38

(iii) Acquisition costs of mineral rights from GFL and Randex

On October 10, 2003, pursuant to a prospecting agreement (the “Prospecting Agreement”) dated October 17, 2000 between GFL Mining Services Limited (“GFL”), Randex Limited (“Randex”), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totaling 11,563 hectares within the Burnstone Property which were not covered under Southgold's then-existing rights, for ZAR 35 million ($6,695,598) subject to a net smelter return royalty ranging from 1% to 2% (tiered to the gold price), and payable to GFL.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

The Company funded Southgold's purchase of these rights. Current South African legislation abolishes private ownership of mineral rights (and, possibly, royalties which are bound up with those rights) and replaces them with a system vesting mineral tenure in the state. Under the terms of the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties have agreed to negotiate amendments to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

(iv) Puma Option

Puma Gold (Proprietary) Limited ("Puma") is a private South African company which holds prospecting and option contracts over four portions of the farm Doornhoek 577 IR located on the eastern edge of the Burnstone Property, of which one portion was dropped by the Company in October 2004. These options give Puma the right to explore and acquire certain mineral rights on this farm. Pursuant to the Option Agreement, the Company agreed to fund 1,500 meters of exploration drilling and related assaying work and other direct exploration costs totaling US$100,000 ($120,000) on this property. To March 31, 2005, the exploration spending and drilling commitments had been met.

Upon completion of the required exploration work, the Company may acquire 100% of the shares of Puma by paying US$2 per proven, probable, and indicated ounce of gold (adjusted for mining and geological dilution) determined in a bankable feasibility study, to a maximum of US$500,000.

(c)	Casino Property

Whitehorse Mining District, Yukon, Canada

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company’s 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

During fiscal 2001, the $5.5 million of acquisition costs associated with the Casino Property were written down to a nominal amount.

On July 15, 2002, the Company agreed to option the Casino Property (the "Property") to CRS Copper Resources Ltd. ("CRS"), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted CRS an option (the "Option") to purchase 100% of Great Basin’s interest in the claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, provided that CRS shares are listed on a recognized stock exchange and have certain minimum trading volumes.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. CRS was required to make interim option payments to Great Basin at the time that CRS is listed on a stock exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the relevant stock exchange. CRS would issue further warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 CRS shares.

In June 2003, CRS listed on the TSX Venture Exchange under the name Lumina Copper Corp. ("Lumina") and accordingly, the Company received warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. These warrants were exercised by the Company in October 2003 and the related shares were then sold. In May 2004, the Company received warrants to purchase 100,000 shares at an exercise price of $5.80 until May 21, 2006. These warrants were recorded as investments with an estimated fair value of $271,000 (using a volatility of 85%, risk free interest rate of 3%, dividends of nil, and an expected life of 2 years), with an offset to exploration expenses. In February 2005, these warrants were exercised by the Company and the related shares were sold.

In March 2005, the Company received from Lumina a further 100,000 warrants to purchase 100,000 shares at an exercise price of $9.22 until March 14, 2007. These warrants have been recorded as investments with an estimated fair value of $345,000 (using a volatility of 77%, risk free interest rate of 3%, dividends of nil and an expected life of approximately 2 years), with an offset to exploration expenses.

Lumina has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Property in good standing during the period of the Option. If Lumina elects to terminate the agreement without exercising the Option or allows it to lapse, Lumina must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. If the Option is not exercised and is terminated, Lumina is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

In the event the Option is exercised and a decision is made to put the Property into commercial production, Lumina agreed to pay Great Basin $1 million, plus applicable taxes, in cash within 30 days of that decision.

(d)	Kirkland Lake Property
Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

The Company continues to maintain the property in good standing.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

6.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance, December 31, 2002	46,861,364	$66,757,818
Share purchase options exercised (note 6(c))	3,636,600	5,204,175
Fair value of stock options allocated to shares issued on exercise	–	430,000
Share purchase warrants exercised (note 6(d))	6,541,943	9,883,994
Private placement, January 2003, net of issue costs (note 6(e))	5,600,000	9,416,731
Shares issued for Burnstone Gold Property, May 2003
(note 5(b))	10,000,000	13,800,000
Balance, December 31, 2003	72,639,907	$105,492,718
Fair value of stock options allocated to shares issued on exercise	–	239,915
Share purchase options exercised (note 6(c))	835,700	969,580
Share purchase warrants exercised (note 6(d))	2,137,772	3,859,240
Shares issued for Burnstone Gold Property, January 2004
(note 5(b))	11,000,000	32,780,000
Balance, December 31, 2004	86,613,379	$143,341,453
Share purchase warrants exercised (note 6(d))	5,500,000	16,378,062
Balance, March 31, 2005	92,113,379	$159,719,515

(c)	Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 14,600,000 common shares. As at March 31, 2005, 7,429,000 of these options were outstanding, 4,671,200 were exercised and 2,499,800 remained available to grant. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on The Toronto Stock Exchange. Options can have a maximum term of ten years and typically terminate 30 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted
	average		average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2002	$ 1.24	6,650,100	2.38
Granted	$ 1.83	2,667,500
Exercised	$ 1.43	(3,636,600)
Balance, December 31, 2003	$ 1.39	5,681,000	2.20
Granted	$ 1.68	2,960,000
Exercised	$ 1.16	(835,700)
Cancelled	$ 2.61	(70,000)
Balance, December 31, 2004	$ 1.52	7,735,300	2.07
Expired or Cancelled	$ 1.93	(306,300)
Balance, March 31, 2005	$ 1.50	7,429,000	1.90

The exercise prices of all share purchase options granted during each year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the first quarter of 2005, and the years ended December 31, 2004 and 2003, which have been reflected in the consolidated statements of operations, is as follows:

	Three months
	ended	Year ended	Year ended
	March 31	December 31	December 31
	2005	2004	2003
Exploration
Engineering	$542	$257,905	$135,770
Environmental, socioeconomic and land	–	38,384	116,913
Geological	2,599	457,777	533,550
	3,141	754,066	786,233
Operations and administration	877	1,719,288	1,345,506

Total compensation cost recognized in
operations, credited to contributed surplus	$4,018	$2,473,354	$2,131,739

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options granted during the respective periods were as follows:

	Three
	months	Year	Year
	ended	ended	ended
	March 31	December 31	December 31
	2005	2004	2003
Risk free interest rate	3%	3%	3%
Expected life	2.6 years	2.6 years	2.2 years
Expected volatility	64%	64%	85%
Expected dividends	nil	nil	nil
Weighted average grant date fair
value of options	$0.83	$0.83	$0.82

Options outstanding at March 31, 2005 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
July 29, 2005	$1.32	300,000	300,000
July 29, 2005	$1.50	750,000	750,000
July 29, 2005	$1.70	15,000	15,000
September 8, 2005	$1.97	100,000	100,000
November 30, 2005	$2.50	630,000	630,000
November 30, 2005	$2.69	55,000	55,000
November 30, 2005	$2.76	85,000	85,000
January 10, 2006	$0.96	1,572,000	1,572,000
November 30, 2006	$1.59	180,000	180,000
November 30, 2006	$1.75	460,000	460,000
November 30, 2006	$1.62	110,000	55,000
December 20, 2007	$1.17	1,072,000	1,072,000
December 19, 2008	$1.62	2,100,000	2,100,000
Total		7,429,000	7,374,000

Average option price		$1.50

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

(d)	Share purchase warrants

The continuity of the number of share purchase warrants is:

Financial statement note
reference	5(a)	6(e)	5(b)(i)	5(b)(ii)
Expiry date	August 2	January 30	April 30	January 31
	2004	2004	2004	2005
Exercise price	$1.55	$1.80	US $0.75	US $0.75	TOTAL
Balance, Dec. 31, 2002	1,000,000	–	–	–	6,742,327
Issued	–	3,304,000	5,000,000	–	8,304,000
Exercised	–	(1,416,228)	(5,000,000)	–	(6,541,943)
Expired	–	–	–	–	(5,616,612)
Balance, Dec. 31, 2003	1,000,000	1,887,772	–	–	2,887,772
Issued	–	–	–	5,500,000	5,500,000
Exercised	(250,000)	(1,887,772)	–	–	(2,137,772)
Expired	(750,000)	–	–	–	(750,000)
Balance, Dec. 31, 2004	–	–	–	5,500,000	5,500,000
Exercised	–	–	–	(5,500,000)	(5,500,000)
Balance, Mar. 31, 2005	–	–	–	–	–

The continuity of warrants on the consolidated balance sheets is as follows:

Warrants, December 31, 2002	$295,000
Changes during 2003
Warrants issued for Burnstone Gold Property (note 5(b)(i))	2,200,000
Exercised during 2003, credited to share capital	(2,200,000)
Balance, December 31, 2003	295,000
Changes during 2004:
Exercised during 2004, credited to share capital	(73,750)
Expired during 2004, credited to contributed surplus	(221,250)
Warrants issued for Burnstone Gold Property (note 5(b)(ii))	11,360,000
Balance, December 31, 2004	11,360,000
Changes during 2005:
Exercised during 2005, credited to share capital	(11,360,000)
Balance, March 31, 2005	$–

(e)	Private placement financing, January 2003

On January 30, 2003, the Company completed a private placement financing of 5,600,000 units at a price of $1.80 per unit. Each unit was comprised of one common share and one half of a common share purchase warrant. Each common share purchase warrant was exercisable into one common share at $1.80 per common share until January 30, 2004.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

In connection with the private placement, the Company granted to the agents an Option to purchase 336,000 units at $1.80 per unit until January 30, 2004. Upon exercise of the Option, the agents were issued a total of 336,000 common shares, and warrants to purchase an additional 168,000 common shares. All of these warrants had been exercised by January 2004.

(f)	Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2002	374,627
Changes during 2003:
Non-cash stock-based compensation (note 6(c))	2,131,739
Share purchase options exercised, credited to share capital	(430,000)
Balance, December 31, 2003	2,076,366
Changes during 2004:
Warrants expired unexercised	221,250
Non-cash stock-based compensation (note 6(c))	2,473,354
Share purchase options exercised, credited to share capital	(239,915)
Balance, December 31, 2004	4,531,055
Changes during 2005:
Non-cash stock-based compensation (note 6(c))	4,018
Balance, March 31, 2005	$4,535,073

The components of contributed surplus are:
	March 31	December 31
	2005	2004
Fair value of warrants issued which expired unexercised	$221,250	$221,250
Accumulated stock-based compensation	4,983,738	4,979,720
Share purchase options exercised, credited to share capital	(669,915)	(669,915)
Contributed surplus	$4,535,073	$4,531,055

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

7.	Related party balances and transactions

Related party balances receivable (payable)	March 31	December 31
	2005	2004
Hunter Dickinson Inc. (a)	$(63,918)	$4,350
Hunter Dickinson Group Inc. (b)	(3,424)	(3,424)

Reimbursement for third party expenses and
services rendered	Three months ended March 31,
	2005	2004
Hunter Dickinson Inc. (a)	$283,998	$265,482
Hunter Dickinson Group Inc. (b)	3,200	–
CEC Engineering Ltd. (c)	17,516	34,174

Related party balances receivable (payable), which are non-interest bearing and are due on demand, are included in accounts receivable (accounts payable) on the consolidated balance sheets. Related party balances receivable arise from advances by the Company for normal course in-progress and near-term planned exploration and other work on the mineral properties.

(a)
Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	Hunter Dickinson Group Inc. is a private company with certain directors in common that provides consulting services to the Company.

(c)
During the period ended March 31, 2005, the Company paid $17,516 to CEC Engineering Ltd., a private company owned by a director of the Company, for engineering and project management services at market rates.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

8.	Income taxes

For the year ended December 31, 2004, an actual income tax recovery of $1,924,867 (2003 – $nil) was recorded. Substantially all of the difference between the actual income tax recovery and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

As at December 31, 2004 the tax effect of the significant components within the Company’s future tax asset (liability) were as follows:

	December 31	December 31
	2004	2003
Future income tax assets
Mineral properties	$2,763,000	$6,686,000
Loss carry forwards	7,773,000	8,437,000
Equipment	81,000	88,000
Subtotal	10,617,000	15,211,000
Valuation allowance	(10,617,000)	(13,870,000)
Net future income tax asset	–	1,341,000
Future income tax liability
Mineral properties	(18,997,000)	(1,341,000)
Net future income tax asset (liability)	$(18,997,000)	$–

At December 31, 2004, the Company had available losses for income tax purposes in Canada totaling approximately $5.5 million (2003 - $6.9 million), expiring in various years from 2005 to 2011. The Company has available resource tax pools in Canada of approximately $7.4 million (2003 - $7.4 million), which may be carried forward and utilized to reduce future taxes related to resource income. Included in these resource tax pools is $2.9 million (2003 - $2.9 million) which is successored, and consequently can only be utilized from taxable income from specific mineral properties.

At December 31, 2004, the Company had net operating loss carry forwards for United States income tax purposes of approximately US$14.2 million (2003 - US$13.6 million) which, if not utilized to reduce United States taxable income in future periods, expire through the year 2022. These available tax losses may only be applied to offset future taxable income from the Company’s current United States subsidiaries. In addition, the Company has available resource tax pools in the United States of approximately US$3.6 million (2003 - US$3.6 million).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2005
(Expressed in Canadian Dollars)

9.	Segment disclosure

The Company considers itself to operate in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	March 31	December 31
	2005	2004
Canada
Assets other than mineral property interests	$19,338,109	$16,918,017
Mineral property interests	2	2

United States
Assets other than mineral property interests	127,735	130,937
Mineral property interests	3,945,348	3,945,348

Republic of South Africa
Assets other than mineral property interests	2,443,640	854,935
Mineral property interests	94,684,650	94,684,650

Total assets	$120,539,484	$116,533,889

10.	Subsequent events

Subsequent to March 31, 2005,

(a)	the Company was notified that Hecla had filed for a declaratory judgment in connection with the Earn In Agreement. (note 5(a)).

(b)	the Company signed the Heads of Agreement with Tranter in relation to its Burnstone Gold Property (note 5(b)).